

Mailstop 3561

November 18, 2016

Niel W. Koonce
Vice President and General Counsel
International Textile Group, Inc.
804 Green Valley Road, Suite 300
Greensboro, NC 27408

> **Re: International Textile Group, Inc.**
> **Form 8-K**
> **Filed October 24, 2016**
> **File No. 000-23938**

Dear Mr. Koonce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have not filed a proxy statement or information statement since 2008. During that time, the registrant appears to have had a class of equity registered with the Commission pursuant to Section 12 of the Exchange Act and, accordingly, solicitations of proxies with respect to such class were subject to the federal proxy rules. In addition, actions authorized by written consent with respect to such class may have been subject to Section 14(c) and Regulation 14C to the extent security holders were entitled to vote but not solicited. Please provide an explanation why you have not filed required proxy or information statements.

2.   We note that since 2006, WL Ross & Co. LLC and affiliated entities ("WLR") appear not to have filed the seemingly required beneficial ownership reports and amendments thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934. We also note WLR did not file an amendment to its Schedule 13D when it acquired 15,000,000 shares of common stock of the company upon entry into the

Exchange and Contribution Agreement, nor did it do so when it sold its entire ownership interest in your company pursuant to a Securities Purchase Agreement, as reported in the referenced current report on Form 8-K. Please advise us of the extent to which you are in contact with WLR and how you verified the beneficial ownership information reported.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Adviser at (202) 551-6521, Jacqueline Kaufman, Attorney Adviser, at (202) 551-3797, Jennifer López, Attorney Adviser in the Office of Mergers & Acquisitions, at (202) 551-3217, Nicholas Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mark Hanson, Esq., Jones Day